SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(Amendment No. 1)*

Equicap, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29441R 30 4
(CUSIP Number)

With a copy to: Mr. Yang Yong HU Ruihua International Limited c/o 11/F Front Block, Hang Lok Building 130 Wing Lok St. Sheung Wan, Hong Kong	with a copy to: Andrew D. Hudders, Esq. Golenbock Eisemen Assor Bell & Peskoe LLP 437 Madison Avenue – 40th Floor New York, New York 10022 212-907-7349
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

RUIHUA INTERNATIONAL LIMITED I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

	7	SOLE VOTING POWER
		17,431,104
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		- 0 -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		17,431,104
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,431,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.88%

14	TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 3 of 7 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”), of Equicap, Inc., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is 224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, China 310007.

Item 2.	Identity and Background.

(a)	Ruihua International Limited, a Hong Kong company, is reporting on its ownership the Common Stock in this Schedule 13D (“Shares”).

(b)
The Reporting Person is a company.  The Reporting Persons address is 11/F Front Block, Hang Lok Building, 130 Wing Lok Street, Sheung Wan, Hong Kong.  The officer and director of the Reporting Person is Yang Yong HU.

(c)	The Reporting Person is a company, organized under the laws of Hong Kong.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a corporation formed under the laws of Hong Kong.

Item 3.	Source and Amount of Funds and Other Consideration.

The Reporting Person acquired the shares of the Issuer on July 29, 2009, pursuant to a settlement agreement in connection with litigation brought by several shareholders of the Issuer against the Issuer, the Chief Executive Officer of the Issuer and the placement agent for the sale of the shares on behalf of the Issuer.  The funds used to acquire the shares were working capital of the Reporting Person.  The consideration was a cash payment to the plaintiff shareholders and one other entity that had acquired the shares from a former shareholder.  In connection with the acquisition of the shares, the legal action was settled with a mutual release of all parties.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 4 of 7 Pages

Item 4.	Purpose of Transaction

The Reporting Person obtained the Common Stock for investment purposes.  The Reporting Person disclaims any membership in a group relating to the Issuer.

At the date of this Statement, the Reporting Person, except as set forth in this Statement, does not have any plans or proposals which would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those actions enumerated above.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

As of July 29, 2009, the Reporting Person beneficially owned 17,431,104 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 61.88% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

Transactions by the Reporting Persons in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2009

/s/ Yang Yong HU
Authorized Signatory of Ruihua International Limited